UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XETA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983909102

(CUSIP Number)

Jack R. Ingram

XETA Technologies, Inc.

1814 W. Tacoma

Broken Arrow, Oklahoma  74012

(918) 664-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 983909102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jack R. Ingram

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,000

	8.	Shared Voting Power 927,579

	9.	Sole Dispositive Power 728,579

	10.	Shared Dispositive Power 310,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,028,579

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)(2) ☒

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) IN

(1) The reporting person expressly disclaims the existence of a group.
(2) Excludes 10,000 shares held by Mr. Ingram’s wife in her sole name.

Item 1.	Security and Issuer

The name of the Issuer is XETA Technologies, Inc., an Oklahoma corporation.  The address of the Issuer’s principal executive offices is 1814 West Tacoma, Broken Arrow, Oklahoma  74012. This Schedule 13D/A1 relates to the Issuer’s Common Stock. The Common Stock is registered under Section 12(g) of the Securities Act of 1934.

Item 2.	Identity and Background

(a)-(c)   The name of the person filing this statement is Jack R. Ingram. His business address is 1814 W. Tacoma, Broken Arrow, Oklahoma  74012.  His present principal occupation is employee of XETA Technologies, Inc., serving in a non-executive consulting capacity.  Mr. Ingram is filing this Schedule 13D individually and as co-trustee of the Jack R. Ingram Revocable Trust dated March 13, 1998 (the “Revocable Trust”).  Mr. Ingram is co-trustee of such trust with his wife, Deanna K. Ingram.

(d) During the last five years, Mr. Ingram has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Ingram was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not or was not as a result of such proceeding subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ingram is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

On June 11, 2007, Mr. Ingram sold 10,000 shares of the Issuer’s Common Stock held by him in the Revocable Trust.  The sale was the first sale made pursuant to a previously announced trading plan dated May 28, 2007 (the “Trading Plan”) entered into between Mr. Ingram as trustee of the Revocable Trust and a third party broker pursuant to the provisions of Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended.   The Trading Plan provides for the sale of an aggregate of 416,000 shares of the Issuer’s Common Stock between June 11, 2007 and May 31, 2008, unless the Trading Plan is terminated earlier in accordance with its provisions.  Any sales transactions under the Trading Plan remain subject to the restrictions and filing requirements mandated by SEC Rule 144.

On June 7, 2007, Mr. Ingram tendered his resignation as Chairman and Chief Executive Officer of the XETA Technologies, Inc. (the “Company”), effective that same date, for health reasons.  As a result of his resignation, Greg Forrest was named as CEO of the Company and Don Duke was appointed non-executive Chairman of the Board.

Other than as described above, Mr. Ingram has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of the securities of the Company (except for securities that may be awarded under Company equity compensation or benefit plans with respect to employees, executive officers or directors of the Company); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) a change in the present board of directors or management of the Company, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or Bylaws or other actions which might impede the acquisition of control of the Company by any person; (h) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Amendment No. 1, the aggregate number of securities beneficially owned by Mr. Ingram is 1,028,579 shares of Common Stock, representing approximately 10.1% of the Issuer’s outstanding Common Stock.  Of these Shares, 35,000 are shares for which Mr. Ingram has the right to acquire upon the exercise of vested stock options (the “Option Shares”).  Excluded from the shares reported as being beneficially owned by Mr. Ingram are 10,000 shares held by Mr. Ingram’s wife in her sole name; although Mr. Ingram may be deemed to be the beneficial owner of these

10,000 shares, Mr. Ingram disclaims beneficial ownership of these shares and the filing of this Schedule 13D shall not be construed as an admission that Mr. Ingram is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(b)           Of the aggregate number of shares beneficially owned by Mr. Ingram as reported in (a) above, Mr. Ingram holds 617,579 shares in the Revocable Trust for which he and his wife serve as co-trustees, and 300,000 shares in joint tenancy with his wife, constituting a total of 917,579 shares as to which he shares the power to vote or direct the vote with his wife.  Mr. Ingram has sole voting power as to the remaining 111,000 shares.

Of the aggregate number of shares beneficially owned by Mr. Ingram as reported in (a) above, Mr. Ingram has sole power to dispose or to direct the disposition of 728,579 shares, and has shared power, with his wife, to dispose or direct the disposition of the 300,000 shares they hold together in joint tenancy.

(c)           Other than the sale of 10,000 shares of Common Stock described in Item 4 above, Mr. Ingram has not effected any transaction in the Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

At present, except for the Trading Plan (see Item 4 above), a stock option agreement relating to the Option Shares, and the Revocable Trust agreement described in the following paragraph, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Company involving Mr. Ingram.

Under the terms of the Revocable Trust, Mr. Ingram retains the power to direct the transfer or retention of the shares held by such Trust and to receive or direct the receipt of the proceeds of sale of such shares in the event of their sale; and Mr. Ingram and his wife, as co-trustees, have the power to vote or direct the vote of such shares.  Mr. Ingram also retains sole power to revoke the Trust at any time during his lifetime and as such, may be deemed the sole beneficial owner of such shares pursuant to Rule 13d-3(d) of the rules and regulations to the Securities Exchange Act of 1934.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2007
Date
/s/ Jack R. Ingram
Signature
Jack R. Ingram
Name/Title

Attention:              Intentional misstatements or omissions of fact constitute Federal criminal violations (See Sec. 18 U.S.C. 1001).